Term sheet No. 44K
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement K dated February 7, 2007*

Registration Statement No. 333-137902
Dated March 1, 2007; Rule 433

Deutsche Bank /

Deutsche Bank AG, London Branch

$

Deutsche Bank Balanced Currency Harvest (USD) Notes due March 30, 2009

General

- Notes linked to the Deutsche Bank Balanced Currency Harvest (USD) Index due March 30, 2009 (the "**notes**") are designed for investors who seek exposure to an index based on an investment strategy of taking long positions in selected currencies from jurisdictions with high interest rates and short positions in selected currencies from jurisdictions with low interest rates.
- The notes provide a return of 130.0% (the "**Participation Rate**") of any positive Index Return with full exposure to any negative Index Return.
- We will pay an additional amount (the "**Additional Amount**") on the notes at maturity as specified herein. However, the notes do not guarantee any other return at maturity. Investors will be exposed to a loss of their entire investment other than the Additional Amount and thus may lose up to 95.0% of their investment in the notes.
- Investors should be willing to forgo periodic interest payments during the term of the notes.
- Senior unsecured obligations of Deutsche Bank AG due on or about March 30,* 2009.
- Denominations of $10.00.
- Minimum initial investments of $1,000 and integral multiples of $10.00 in excess thereof.
- The notes are expected to price on or about March 23, 2007 and are expected to settle on or about March 30, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Index:	The notes are linked to the Deutsche Bank Balanced Currency Harvest (USD) Index (the "**Index**").
Participation Rate:	130.0%.
Additional Amount:	5.00% of the principal amount, payable at maturity.

Payment at Maturity:

If the Index Return is positive, at maturity you will receive, for each $10.00 principal amount of notes, a cash payment equal to:

$$\$10.00 + (\$10.00 \times (\text{Participation Rate} \times \text{Index Return}) + \$0.50))$$

If the Index Return is zero, at maturity you will receive, for each $10.00 principal amount of notes, a cash payment equal to:

$$\$10.00 + \text{Additional Amount} =$$
$$\$10.00 + \$0.50 = \$10.50$$

If the Index Return is negative, at maturity you will receive, for each $10.00 principal amount of notes, a cash payment, if any, equal to:

$$\$10.00 + (\$10.00 \times \text{Index Return}) + \$0.50$$

If the Index Return is negative, you may lose virtually all or a substantial portion of your investment in the notes.

Index Return:

$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

Index Starting Level:	The Index closing level on the Trade Date.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Trade Date:	March 23,* 2007
Final Valuation Date:	March 23,* 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Term; Maturity Date:	2 years; March 30,* 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	25152C 62 7
ISIN:	DE000DB1KMQ1

* Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.

You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

[1] In no event will the discounts and commissions received by Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas exceed $0.15 per $10.00 note principal amount. For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement K dated February 7, 2007. You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  - Product supplement K dated February 7, 2007:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312507022709/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC Web site is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment at Maturity of the Notes Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment amount at maturity for each $10 principal amount of notes for a hypothetical range of performance for the Index and assumes an Index Starting Level of 240, a Participation Rate of 130.0% and an Additional Amount of 5.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals.

Hypothetical Index Ending Level	Hypothetical Index Return	Additional Amount	Payment at Maturity	Return	Percentage Return
300.00	25.00%	$0.50	$13.75	$3.75	37.5%
290.00	20.83%	$0.50	$13.21	$3.21	32.1%
280.00	16.67%	$0.50	$12.67	$2.67	26.7%
270.00	12.50%	$0.50	$12.13	$2.13	21.3%
260.00	8.33%	$0.50	$11.58	$1.58	15.8%
250.00	4.17%	$0.50	$11.04	$1.04	10.4%
240.00	0.00%	$0.50	$10.50	$0.50	5.0%
230.00	-4.17%	$0.50	$10.08	$0.08	0.8%
220.00	-8.33%	$0.50	$9.67	-$0.33	-3.3%
210.00	-12.50%	$0.50	$9.25	-$0.75	-7.5%
200.00	-16.67%	$0.50	$8.83	-$1.17	-11.7%
190.00	-20.83%	$0.50	$8.42	-$1.58	-15.8%
180.00	-25.00%	$0.50	$8.00	-$2.00	-20.0%
170.00	-29.17%	$0.50	$7.58	-$2.42	-24.2%
160.00	-33.33%	$0.50	$7.17	-$2.83	-28.3%
150.00	-37.50%	$0.50	$6.75	-$3.25	-32.5%
140.00	-41.67%	$0.50	$6.33	-$3.67	-36.7%
130.00	-45.83%	$0.50	$5.92	-$4.08	-40.8%
120.00	-50.00%	$0.50	$5.50	-$4.50	-45.0%
110.00	-54.17%	$0.50	$5.08	-$4.92	-49.2%
100.00	-58.33%	$0.50	$4.67	-$5.33	-53.3%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from an Index Starting Level of 240 to an Index Ending Level of 270, a hypothetical index return of 12.50%. Because the Index Ending Level of 270 is greater than the Index Starting Level of 240, the investor receives a payment at maturity of $12.13 per $10.00 principal amount of notes calculated as follows:

Payment at maturity per $10.00 principal amount of notes =
$10.00 + ($10.00 x Participation Rate x Index Return) + $0.50)) =
$10.00 + ($10.00 x 130.0% x 12.50%) + $0.50 = $12.13.

Example 2: The Index Ending Level of 240 is the same as the Index Starting Level. Because the Index Ending Level and the Index Starting Level are the same, the investor receives a payment at maturity of $10.50 per $10.00 principal amount of notes calculated as follows:

Payment at maturity per $10.00 principal amount of notes =
$10.00 + Additional Amount =
$10.00 + $0.50 = $10.50.

Example 3: The level of the Index decreases from an Index Starting Level of 240 to an Index Ending Level of 180, a decline of 25.00%. Because the Index Ending Level of 180 is less than the Index Starting Level of 240, the investor receives a payment at maturity of $8.00 per $10.00 principal amount of notes calculated as follows:

Payment at maturity per $10.00 principal amount of notes =
$10.00 + (10.00 x Index Return) + $0.50 =
$10.00 + ($10.00 x -25.00%) + $0.50 = $8.00

Selected Purchase Considerations

- **NOT PRINCIPAL PROTECTED** — If the Index Ending Level is below the Index Starting Level, the amount you will receive at maturity will reflect the decline in the Index. You may lose up to 95.0% of your initial investment in the notes if the Index Return is negative, and in such an event, may receive only the Additional Amount. In addition, because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **UNCAPPED APPRECIATION POTENTIAL** — The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The notes also pay an Additional Amount upon maturity of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section below entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the notes are uncertain, we believe that it is reasonable to characterize a note as a prepaid financial contract for U.S. federal income tax purposes. Assuming this characterization is respected, and assuming the election described in that section is made **before the close of the day on which you acquire your notes**, your gain or loss on the sale, exchange or retirement of the notes should be long-term capital gain or loss if at the time of such sale, exchange or retirement you have held the notes for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes might differ materially. We do not plan to request a ruling from the IRS regarding the tax characterization or treatment of the notes, and no assurance can be given that the IRS or the courts will agree with the tax characterization or treatment described in this term sheet and the accompanying product supplement. **We do not render any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes (including alternative characterizations and treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S.**

taxing jurisdiction. In addition, under current law the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the Index components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement K dated February 7, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. The Index is intended to reflect forward rates for ten selected currencies and is recomposed on a quarterly basis as described below. The value of the notes will be affected by movements in the value of certain of the selected currencies against the dollar relative to the value of certain other selected currencies against the dollar, and currency movements may have an adverse effect on the level of the Index. **You may lose a substantial portion of your investment in the notes if the Index Return is negative.**

- **THE NOTES ARE NOT PRINCIPAL PROTECTED** — To the extent the Index Ending Level does not exceed the Index Starting Level, you will lose a portion of your initial investment in the notes, and you may receive only the Additional Amount. This will be true even if the value of the Index is higher than the Index Starting Level at some time during the term of the notes but is below the Index Starting Level on the Final Valuation Date. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. You may receive a lower payment at maturity than you would have received if you had invested directly in the Index or its underlying components. The original issue price of the notes includes the agents' commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **GAINS IN COMPONENTS OF THE INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS** — The notes are linked to the performance of the Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. Accordingly, the performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate Index Return equal to or less than zero.

- **CURRENCY MARKETS MAY BE HIGHLY VOLATILE** — Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Index and the value of your notes in varying ways, and different factors may cause the values of the Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to currency rates is not possible to predict, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the notes.

- **THE CURRENCY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** — The Index components may include emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Index, and, consequently, the return on the notes.

- **IF THE LIQUIDITY OF THE INDEX COMPONENTS IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index, and therefore, on the return on your notes. Limited liquidity relating to the Index components may also result in Deutsche Bank AG, London Branch (the "**Sponsor**") being unable to determine the level of the Index using its normal means. The resulting discretion by the Sponsor in determining the Index could, in turn, result in potential conflicts of interest.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER, THE CALCULATION AGENT FOR THE NOTES, THE SPONSOR AND THE CALCULATION AGENT FOR THE INDEX ARE THE SAME LEGAL ENTITY** — Deutsche Bank AG is the Issuer of the Securities, the calculation agent for the notes, the Sponsor and the calculation agent for the Index. As the Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and maintains some discretion as to how such calculations are made. In particular, the Sponsor has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index components' value is unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a force majeure event relating to the Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the notes or the Index. Because determinations made by Deutsche Bank AG in these roles may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG and you.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or an affiliate intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or an affiliate is willing to buy the notes. Accordingly, you should intend to hold the notes until maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic, market and political factors that may either offset or magnify each other, including:

    - the expected volatility of the Index;

    - the time to maturity of the notes;

    - the market price of the Index components;

    - interest and yield rates in the market generally and in the markets of the Index components;

    - a variety of economic, financial, political, regulatory or judicial events;

    - supply and demand for the notes; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE NOTES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A NOTE ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. tax characterization or treatment of a note, and we do not plan to request a ruling from the IRS regarding the tax treatment of a note. Consequently, significant aspects of the tax treatment of a note are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization or treatment described herein. If the IRS were successful in asserting an alternative characterization or treatment for a note, the timing and character of income on a note might differ materially from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including alternative characterizations and treatments of a note) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

The Notes may be suitable for you if:

- You seek an investment with a return linked to the performance of a currency index reflecting the investment strategy described below;

- You seek an investment that offers full upside participation and full downside participation;

- You seek an investment that pays an Additional Amount at maturity but has no other principal protection;

- You are willing and able to hold the notes to maturity; and

- You do not seek current income from this investment.

The Notes may *not* be suitable for you if:

- You do not seek an investment with exposure to currencies and to the currency and other risks described in this document;

- You seek an investment that offers significant or full principal protection for your investment;

- You are unwilling or unable to hold the notes to maturity;

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

- You seek current income from your investments; or

- You seek an investment for which there will be an active secondary market.

THE DEUTSCHE BANK BALANCED CURRENCY HARVEST (USD) INDEX

The Deutsche Bank Balanced Currency Harvest (USD) Index was created by the Sponsor on December 19, 2005. The Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the notes.

The Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Index is recomposed every quarter; at each recomposition, the Sponsor selects from a larger group of currencies (the "Eligible Currencies") ten currencies to be the Index currencies (the "Index Currencies") for that quarter.

On February 28, 2007, the Eligible Currencies were the Australian Dollar, the Brazilian Real, the Canadian Dollar, the Swiss Franc, the Czech Koruna, the Euro, the Sterling, the Hungarian Forint, the Japanese Yen, the Korean Won, the Mexican Peso, the Norwegian Krone, the New Zealand Dollar, the Polish Zloty, the Swedish Krona, the Singapore Dollar, the Thai Baht, the Turkish Lira, the Taiwanese Dollar, the U.S. Dollar and the South African Rand. The Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Sterling, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar are the "G10 Currencies." The remaining Eligible Currencies are the "non-G10 Currencies."

At each quarterly recomposition, the Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the remaining non-G10 currencies for inclusion in the Index for that quarterly period. "Yield Fix Rate" means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the "Long Currencies," and the currencies with the lowest Yield Fix Rates are the "Short Currencies." The Index reflects notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally-weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Index over the prior quarter. During each quarter, the Index closing level is determined by interpolation of daily published forward rates (*e.g.*, the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the Index (the "Index Closing Level"). Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the Index Closing Level. In addition, the Index Closing Level reflects the deduction of an annual 1.5% fee, which accounts for the Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of February 28, 2007, the Long Currencies were the Australian Dollar, the New Zealand Dollar, the Turkish Lira, the Brazilian Real and the South African Rand. As of that date, the Short Currencies were the Czech Koruna, the Japanese Yen, the Swiss Franc, the Swedish Krona, and the Taiwanese Dollar.

In addition, at any quarterly recomposition, the Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the "most liquid" category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the Sponsor, the Sponsor may make such adjustments to the methodology and calculation of the Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The Index closing level and the Index currencies for the applicable quarter are published daily by the Sponsor at:

https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD

Market Disruption Events

A market disruption event includes the following:

- A currency exchange rate splits into dual or multiple exchange rates;

- An event occurs that generally makes it impossible to convert an Index currency into U.S. Dollars in the home country for such Index currency (the "Index Currency Jurisdiction") through customary legal channels;

- An event occurs that generally makes it impossible to deliver U.S. Dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index currency between accounts inside the Inside Currency Jurisdiction for such Index currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index currency;

- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Index;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Index and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Sponsor itself acting in good faith in a commercially reasonable manner;

- The Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the notes or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

- Any event that the Sponsor determines may lead to any of the foregoing events.

In addition, the Sponsor will not calculate the Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor and that the Sponsor determines, in its discretion, affects the Index or any Index currency (a "**Force Majeure Event**"). If a Force Majeure Event occurs on a trading day, the Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index closing level; or (ii) defer publication of information relating to the Index until the next trading day on which it determines that no Force Majeure Event exists.

Change in the Methodology of the Index

The Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Sponsor will publish notice of any such modification or change and the effective date thereof in the manner described above.

Historical Information

The following graph shows the daily performance of the Index from February 1, 2002 through February 23, 2007. The closing level of the Index on February 28, 2007 was 242.08.

Because the Index was created only on December 19, 2005, the Sponsor has retrospectively calculated the levels of the Index based on actual historical currency forward rates on all dates prior to December 19, 2005 using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. Although the Bank believes that this retrospective calculation represents accurately and fairly how the Index would have performed from February 1, 2002 to December 19, 2005, the Index did not, in fact, exist before December 19, 2005. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005. In addition, the currencies comprising the Index at particular dates in the following graph are extremely likely to be different than the currencies comprising the Index on or after January 30, 2007. Past performance of the Index is no guarantee of future results.

We obtained the various Index closing levels below from Bloomberg Financial Markets, L.P. Because the Index is recomposed quarterly, the Index reflects the performance of different currencies at different periods of time. The historical level of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.



Historical Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index

Source: Bloomberg

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The section called "Certain U.S. Federal Income Tax Consequences" in the accompanying Product Supplement will not apply to the notes. The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes to holders who purchase the notes at the "issue price" and will hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a hedging transaction, straddle, conversion or integrated transaction, or United States holders (as defined below) that have a "functional currency" other than the U.S. dollar.

Tax Characterization of the Notes

We believe that it is reasonable to characterize a note for U.S. federal income tax purposes as a prepaid financial contract for U.S. federal income tax purposes. Due to the absence of authorities that directly address instruments that are similar to a note, significant aspects of the U.S. federal income tax consequences of an investment in a note are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization or treatment described herein. Accordingly, you are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including the tax consequences that would arise under the alternative characterizations and treatments described below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above characterization is respected.

Tax Consequences to United States Holders

The following discussion applies to "United States holders" of the notes. You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note that is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Assuming that the characterization of the notes described above is respected, the following are anticipated U.S. federal income tax consequences of the ownership and disposition of the notes.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of a Note. Upon a sale or exchange of a note prior to its maturity date or upon retirement of a note at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the note so sold, exchanged or retired. Your tax basis in the note should equal the amount you paid to acquire the note. Such gain or loss should be ordinary income or loss, unless you make a valid election to treat such gain or loss as capital, pursuant to the Treasury regulations governing foreign currency transactions, **before the close of the day on which you acquire the note**. You are urged to consult your tax adviser regarding the conditions and procedures for making this election. If you make the election, your gain or loss on the sale, exchange or retirement of a note should be long-term capital gain or loss if at the time of such sale, exchange or retirement you have held the note for more than one year. The deductibility of capital losses is subject to certain limitations. If, however, you do not make the election referred to in this paragraph, your gain or loss on the sale, exchange or retirement of the notes will be ordinary income to you. You are urged to consult your tax adviser regarding the potential application of reporting requirements for losses in excess of specified thresholds, including special rules for ordinary losses with respect to foreign currency transactions.

Possible Alternative Tax Characterizations and Treatments of an Investment in a Note. Due to the absence of authorities that directly address the proper characterization of a note, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. Alternative U.S. federal income tax characterizations or treatments of the notes are possible, which, if applied, could affect the timing and character of the income or loss with respect to a note. It is possible, for example, that a note could be characterized as a debt instrument governed by certain Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held a note you would be required to accrue into income "original issue discount" based on our comparable yield for similar noncontingent debt, determined at the time of issuance of the notes, even though no corresponding cash would be received on the notes. In addition, any gain on the sale, exchange or retirement of the notes would generally be treated as ordinary income, and any loss realized at maturity would be treated as an ordinary loss to the extent of a holder's prior accruals of original issue discount, and as a capital loss thereafter. Other characterizations and treatments also are possible. For instance, it is possible that the Additional Amount could be treated separately as an item of ordinary income rather than being included in the determination of capital gain or loss (assuming a valid election is made). Accordingly, you are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a non-United States holder of a note. You are a "non-United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note that is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. You are not a non-United States holder if you are an individual present in the United States for 183 days or more in the taxable year of sale, exchange or retirement. Such a holder should consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of a note.

Sale, Exchange or Retirement of a Note. Subject to the discussion below concerning backup withholding, gain from the sale or exchange of a note prior to its maturity date or upon the retirement of the note at maturity should not be subject to U.S. federal income or withholding tax unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences under Possible Alternative Characterizations. If the notes were characterized as indebtedness, any payments or accruals made or deemed to be made nonetheless would not be subject to U.S. federal income or withholding tax, provided generally that: (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable documentation requirements; and (ii) any gain realized on a sale, exchange or retirement of the notes is not effectively connected with your conduct of a trade or business in the United States. If the Additional Amount were treated separately as an item of ordinary income, the payment of the Additional Amount could be subject to U.S. federal withholding tax. Although we do not believe that you should be subject to withholding tax, provided that you provide a properly executed IRS Form W-8BEN, it is possible that certain paying agents might withhold on the payment of the Additional Amount at a rate of 30% unless you claim an exemption or reduction under an applicable income tax treaty. You are urged to consult your own tax adviser regarding the possibility of such withholding.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and if payments on the notes are effectively connected with the conduct of that trade or business, you generally will be taxed in the same manner as a United States holder. If the preceding sentence applies to you, then in order to claim an exemption from withholding tax, you will be required to provide a properly executed IRS Form W-8ECI in lieu of IRS Form W-8BEN. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions. If you are a non-United States holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you generally will not be subject to backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive discounts and commissions that will depend on market conditions on the Trade Date. In no event will such discounts and commissions exceed $0.15 per $10.00 principal amount of notes. See "Underwriting" in the accompanying product supplement.



You should rely only on the information contained in this term sheet. We have not authorized anyone to provide information different from that contained in this term sheet. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this term sheet is accurate only as of the date of this term sheet, regardless of the time of delivery of this term sheet or any sale of our notes.

TABLE OF CONTENTS

Term Sheet

Product Supplement K

Prospectus Supplement

Prospectus

Deutsche Bank

$

Deutsche Bank
Balanced Currency Harvest (USD) Notes due on or about March 30, 2009

Deutsche Bank Securities
Deutsche Bank Trust Company Americas

Term Sheet
To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement K dated February 7, 2007

March 1, 2007